SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	April 15, 2003
Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

New head for Stora Enso Timber

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Peter Kickinger, 38, has been appointed Executive Vice President and head of Stora Enso Timber as of 1 May 2003. Mr Kickinger, currently Director, Business Planning in Stora Enso Timber, will succeed Arno Pelkonen, who has been appointed head of Stora Enso’s new Forest Products Product Area.

Mr Kickinger will join the Management Group and report to Arno Pelkonen, who will be based in Stora Enso’s International Office, London.

Peter Kickinger joined the Company in 1993, and is currently a member of Stora Enso Timber’s Management Team. He is based in Vienna, Austria.

For further information, please contact:

Arno Pelkonen, Senior Executive Vice President, Timber Products, tel. +43 664 312 1849

Peter Kickinger, Director, Business Planning, Stora Enso Timber, tel. +43 664 182 5348

Kari Vainio, Executive Vice President, Corporate Communications, tel. +44 77 99 348 197

Scott Deitz, Vice President, Investor Relations, Stora Enso North America, tel. 715 422 1521

Stora Enso Timber is an international wood products company that provides customer-focused solutions to industry and trade worldwide. With annual net sales of EUR 1.2 billion excluding the Baltic Production Group, Stora Enso Timber’s total annual production capacity is 6.7 million m3 of sawn wood products, including 2.4 million m3 of value-added products. The company employs 4 600 people in 23 softwood sawmills and 18 further processing plants in Europe.

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 12.8 billion. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of annual paper and board production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: April 15, 2003